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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Grill Concepts, Inc.
(Name of Issuer)
Common Stock, $0.00004 par value per share
(Title of Class of Securities)
398502104
(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
633 West Fifth St., Suite 4000
Los Angeles, CA 90071-2007
(213) 485-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	398502104	Page	2	of	16

1	NAMES OF REPORTING PERSONS: Eaturna LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,873 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

923,873 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,873 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 6,393,716 shares outstanding as of October 30, 2006, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2006 (the “Outstanding Shares”).

SCHEDULE 13D

CUSIP No.	398502104	Page	3	of	16

1	NAMES OF REPORTING PERSONS: Eaturna Holdings LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,873 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

923,873 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,873 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 6,393,716 Outstanding Shares.

SCHEDULE 13D

CUSIP No.	398502104	Page	4	of	16

1	NAMES OF REPORTING PERSONS: Good Tasting LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,873 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

923,873 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,873 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 6,393,716 Outstanding Shares.

SCHEDULE 13D

CUSIP No.	398502104	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Lori A. Milken

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,873 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

923,873 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,873 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Based on 6,393,716 Outstanding Shares

SCHEDULE 13D

CUSIP No.	. 398502104	Page	6	of	16

1	NAMES OF REPORTING PERSONS: Michael R. Milken (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,873 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

923,873 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,873 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) See Item 5 below
(2) Based on 6,393,716 Outstanding Shares.

Item 1.	Security and Issuer.
     This Schedule 13D relates to the common stock, par value $.00004 per share (the “Common Stock”), of Grill Concepts, Inc., a Delaware corporation (the “Company”). The Schedule 13D is filed with respect to the shares of Common Stock of the Company (the “Shares”). The address of the principal executive office of the Company is 11661 San Vincente Blvd., Suite 404, Los Angeles, California 90049.

Item 2.	Identity and Background.
     This Schedule 13D is being filed jointly by: (1) Eaturna LLC, a Delaware limited liability company (“Eaturna”); (2) Eaturna Holdings LLC, a California limited liability company (“Eaturna Holdings”); (3) Good Tasting LLC, a Delaware limited liability company (“Good Tasting”); (4) Lori A. Milken, an individual and a citizen of the United States (“Ms. Milken”); and (5) Michael R. Milken, an individual and a citizen of the United States (“Mr. Milken”) (collectively, the “Reporting Persons”).
     The principal business of Eaturna is to produce and distribute healthy, all-natural prepared food products. Eaturna is managed by a Board of Directors. The Board of Directors of Eaturna (the “Board”) consists of 8 directors (each a “Director” and collectively, the “Directors”). The address of the principal office of Eaturna is 8635 Kittyhawk Avenue, Los Angeles, California 90045.
     The principal business of Eaturna Holdings is to hold the Common Units of Eaturna. Eaturna Holdings is managed by a manager, Ralph Finerman (“Mr. Finerman”), who serves at the discretion of Ms. Milken who is the controlling member of Eaturna Holdings. The address of the principal office of Eaturna Holdings is 1250 4th Street, 5th Floor, Santa Monica, CA 90401.
     The principal business of Good Tasting is to hold the Preferred B Units of Eaturna. Good Tasting is managed by a manager, Mr. Finerman, who serves at the discretion of Ms. Milken who is the sole member of Good Tasting. The address of the principal office of Good Tasting is 1250 4th Street, 5th Floor, Santa Monica, CA 90401.
     The principal occupation of Ms. Milken is philanthropy. Ms. Milken’s principal business address is c/o RFG Financial Group Inc., 1250 4th Street, Suite 580, Santa Monica, CA 90401.
     The principal occupation of Mr. Milken is philanthropy and to act as a director and officer of KUE Management Inc., the general partner of Knowledge Universe Education L.P. (“KUE”). Mr. Milken’s and KUE’s address is 1250 4th Street, Santa Monica, CA 90401. The principal activity of KUE is to engage in for-profit activities involving the education field. As described in Item 5 below, Mr. Milken disclaims beneficial ownership of the Shares owned by Eaturna.
     The name, citizenship, business address, present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers, if any, and directors, if any, of the Reporting Persons are set forth in Appendix I hereto, which is incorporated herein by reference.
     During the last five years none of the Reporting Persons nor to the best of the knowledge of the Reporting Persons any of the individuals named in Appendix I nor AAR, as defined below, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
     The Shares were acquired through a privately negotiated transaction. On March 6, 2007, Eaturna and Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”) entered into that certain Subscription Agreement, dated March 6, 2007 (the “Subscription Agreement”) pursuant to which Starwood contributed to Eaturna 923,873 Shares, its right under the Development Agreement, as defined below, to receive Share purchase warrants that may be issued in the future upon satisfaction of certain conditions (together with the Shares, the “Securities”), certain other rights associated with the Securities under certain agreements described in Item 6 below and a cash amount in exchange for 6,085 Preferred B Units of Eaturna.
     The information set forth in Item 6 below is incorporated herein by reference.

Item 4.	Purpose of the Transaction.
     The Reporting Persons acquired the Shares pursuant to the Subscription Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference, in order to obtain an equity position in the Company. The Reporting Persons intend to review on a continuing basis their investment in the Shares in light of the factors discussed herein.
     The Reporting Persons, acting together or separately, may from time to time, subject to the continuing evaluation of the factors discussed herein, acquire additional Shares in the open market or in privately negotiated transactions, or by tender offer, exchange offer or otherwise. The Reporting Persons may also explore one or more transactions involving the possible acquisition of additional securities, including one or more transactions with the Company, open market purchases or privately negotiated transactions, which could result in the Reporting Persons beneficially owning a significantly larger portion of the equity in the Company, including possibly a majority of the ownership of the Company. The Reporting Persons may request representation on the Board of Directors of the Company. The Reporting Persons may engage in conversations with other stockholders and/or the Company concerning such opportunities. The foregoing actions could result in the Reporting Persons participating in the management of, and the formulation, determination and direction of basic business decisions and policies of, the Company. Any such actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, applicable legal requirements and restrictions, the availability of Shares for purchase and the price levels of such Shares, general market and economic conditions; on-going evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the

Board of Directors of the Company; and other future developments. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of the Shares in the open market or in privately negotiated transactions.
     The information set forth in Item 6 below is incorporated herein by reference.
     Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
     The Reporting Persons beneficially own an aggregate of 923,873 shares of Common Stock. Eaturna is the record owner of all of such Shares and has the power to vote and dispose of all such Shares. The Reporting Persons’ Shares represent approximately 14.4% of the Outstanding Shares.
     Together, Eaturna Holdings and Good Tasting have the power to elect a majority of the members of the Board of Eaturna (five of the eight Directors), and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the Shares owned of record by Eaturna. Ms. Milken may be deemed to be a controlling person of Eaturna Holdings and Good Tasting and, in such capacity, may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned by or deemed to be beneficially owned by those entities.
     Mr. Milken is the spouse of Ms. Milken. Mr. Milken may be deemed to share the power to vote and dispose of the Shares which may be deemed to be beneficially owned by Ms. Milken, but disclaims beneficial ownership of such Shares. Eaturna, Eaturna Holdings, Good Tasting, Ms. Milken and Mr. Milken may be deemed to be a group with respect to the Shares currently owned of record by Eaturna. Mr. Milken disclaims that he shares the power to vote or dispose of such Shares, and disclaims that he is a member of a group with the other Reporting Persons with respect to such Shares.
     With the exception of Mr. Finerman, none of the individuals named on Appendix I beneficially owns any Shares. Mr. Finerman, in his capacity as Manager of Eaturna Holdings and Good Tasting, may be deemed to beneficially own Shares owned by Eaturna, but disclaims beneficial ownership of such Shares. Mr. Finerman has the sole power to vote, direct the vote of, dispose of and direct the disposition of 9,250 Shares which he holds in his name. Mr. Finerman is the general partner of AAR Associates LP, a California limited partnership (“AAR”). Mr. Finerman shares the power to vote, direct the vote of, dispose of and direct the disposition of 500 Shares held by AAR. Cynthia Finerman (“Ms. Finerman”), the wife of Mr. Finerman, has the sole power to vote, direct the vote of, dispose of and direct the disposition of 250 Shares which she holds in her name. Mr. Finerman disclaims beneficial ownership of such Shares held by Ms. Finerman.
     The principal business of AAR is to make investments. The business address and address of the principal office of AAR is AAR Associates LP, 1250 4th Street, Suite 580, Santa Monica, CA 90401, Attention: Ralph Finerman.

     Except as set forth herein, neither the Reporting Persons nor to the best knowledge of the Reporting Persons none of the individuals listed on Appendix I have effected any transactions in the Common Stock during the past 60 days. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     On March 6, 2007, Eaturna entered into the Subscription Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference. The Subscription Agreement provides that in the event Eaturna is deemed to have become the owner of 15% or more of the Company’s outstanding voting stock without having first obtained the approval of the Company’s Board of Directors, Starwood will, upon the request of Eaturna, immediately purchase such number of the Securities, or accept a reassignment of some or all of the Ancillary Rights as is necessary to cause Eaturna to own less than 15% of the Company’s outstanding voting stock. The Subscription Agreement further provides that if Eaturna proposes to sell all or substantially all of its assets, which includes the Shares covered by this Schedule 13D, to certain designated parties, Starwood has the first right to purchase the offered assets upon the terms of the sale proposed by Eaturna. The Subscription Agreement further provides that if, within a year of the execution of the Subscription Agreement, one of the Company’s liquidity events, as designated therein, occurs or is announced, Eaturna will issue additional Preferred B Units to Starwood if other specified conditions are met.
     Pursuant to the Subscription Agreement, Starwood assigned to Eaturna, rights under (i) the Subscription Agreement, dated as of May 16, 2001, between Starwood and the Company (the “Grill Subscription Agreement”), (ii) the Development Agreement, dated as of July 27, 2001, between Starwood and the Company (the “Development Agreement”), as amended by the First Amendment to Development Agreement, dated as of June 20, 2006 (the “Development Agreement Amendment”), (iii) the Investor Rights Agreement, dated as of July 27, 2001, between Starwood and the Company (the “Investor Rights Agreement”), and (iv) the Stockholders’ Agreement, dated as of July 27, 2001, between Starwood, the Company and certain stockholders of the Company (the “Stockholders’ Agreement”), as amended by the First Amendment to Stockholders’ Agreement, dated as of June 20, 2006, between Starwood, the Company and certain stockholders of the Company (the “Stockholders’ Agreement Amendment”). Copies of the Grill Subscription Agreement, Development Agreement, Development Agreement Amendment, Investor Rights Agreement, Stockholders’ Agreement and Stockholders’ Agreement Amendment are attached hereto (or incorporated by reference) as Exhibits 3, 4, 5, 6, 7 and 8 respectively and are incorporated by reference herein.
     Other than the agreements described in this Item 6 and the relationships described in Item 5 hereof, none of the Reporting Persons nor to the best knowledge of the Reporting Persons any of the individuals named in Appendix I, have any contracts, arrangements, understandings or relationships with respect to securities of the Company.

Item 7.	Material Exhibits to be Filed.
Exhibit 1 Joint Filing Agreement dated as of March 14, 2007.
Exhibit 2 Subscription Agreement, dated as of March 6, 2007, between Eaturna and Starwood (incorporated by reference to Exhibit 1 to Amendment 2 to Schedule 13D filed by Starwood with the Commission on March 7, 2007).
Exhibit 3 Subscription Agreement, dated as of May 16, 2001, between Starwood and the Company.
Exhibit 4 Development Agreement, dated as of July 27, 2001, between Starwood and the Company.
Exhibit 5 First Amendment to Development Agreement, dated as of June 20, 2006 (incorporated by reference to Exhibit 1 to Amendment 1 to Schedule 13D filed by Starwood with the Commission on June 20, 2006).
Exhibit 6 Investor Rights Agreement, dated as of July 27, 2001, between Starwood and the Company.
Exhibit 7 Stockholders’ Agreement, dated as of July 27, 2001, between Starwood, the Company and certain stockholders of the Company.
Exhibit 8 First Amendment to Stockholders’ Agreement, dated as of June 20, 2006, between Starwood, the Company and certain stockholders of the Company (incorporated by reference to Exhibit 2 to Amendment 1 to Schedule 13D filed by Starwood with the Commission on June 20, 2006).
[Signature Pages Follow]

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 14, 2007	EATURNA LLC, a Delaware limited liability company
/s/ Stanley E.Maron
By: Stanley E. Maron
Its: Secretary

Dated: March 14, 2007	EATURNA HOLDINGS LLC, a California limited liability company
/s/ Ralph Finerman
By: Ralph Finerman
Its: Manager

Dated: March 14, 2007	GOOD TASTING LLC, A Delaware limited liability company
/s/ Ralph Finerman
By: Ralph Finerman
Its: Manager

Dated: March 14, 2007	Lori A. Milken, an individual
/s/ Lori A. Milken
By: Lori A. Milken,
an individual

Dated: March 14, 2007	Michael R. Milken, an individual
/s/ Michael R. Milken
By: Michael R. Milken,
an individual

APPENDIX I
The following are the names, principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the individual directors, executive officers and managers, if any, of each of the Reporting Persons. Each person listed below is a United States citizen.
DIRECTORS OF EATURNA LLC
Robert Fell, Chairman of Eaturna, 8365 Kittyhawk Avenue, Los Angeles, CA 90045. The principal business of Eaturna is described in Item 2.
Herbert Simon, Co-Chairman, Simon Property Group, 225 W. Washington Street, Indianapolis, IN 46204. The principal business of Simon Property Group is the ownership, development and management of retail real estate.
Cary Fitchey, Managing Partner, M Plus Capital LLC, 1250 4th Street, Suite 520, Santa Monica, CA 90401. M Plus Capital LLC is an Opportunistic Mezzanine Fund (Private Equity).
Gun Ruder, President, Agassi Graf Development, 3960 Howard Hughes Parkway #750, Las Vegas, NV 89109. The principal business of Agassi Graf Development is to invest in and develop real estate.
Howard Soule, Ph.D., Scientist and Executive VP, Prostate Cancer Foundation, 1250 4th Street, Suite 360, Santa Monica, CA 90401. The principal business of the Prostate Cancer Foundation is to fund high-impact research to find better treatments and a cure for prostate cancer.
Stanley E. Maron, Partner, Maron & Sandler, 1250 4th Street, Suite 550, Santa Monica, CA 90401. The principal business of Maron & Sandler is a law firm. Stanley E. Maron is also a Secretary of Eaturna.
Allen Flans, Consultant, AFRF Corp. 5365 Ostrom Ave. Encino, CA 91316. The principal business of AFRF Corp. is business consulting.
Vasant Prabhu, Executive Vice President and Chief Financial Officer, Starwood, 1111 Westchester Avenue, White Plains, NY 10604. Starwood is a hotel and leisure company.
OFFICERS OF EATURNA LLC
Diana Fair, President and Chief Operating Officer of Eaturna LLC, 8635 Kittyhawk Avenue, Los Angeles, CA 90045. The principal business of Eaturna is described in Item 2.

MANAGER OF EATURNA HOLDINGS LLC AND GOOD TASTING LLC
Ralph Finerman, President, RFG Financial Group Inc., 1250 4th Street, Suite 580, Santa Monica, CA 90401. The principal business of RFG Financial Group Inc. is financial consulting.

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of March 14, 2007.

Exhibit 2	Subscription Agreement, dated as of March 6, 2007, between Eaturna and Starwood (incorporated by reference to Exhibit 1 to Amendment 2 to Schedule 13D filed by Starwood with the Commission on March 7, 2007).

Exhibit 3	Subscription Agreement, dated as of May 16, 2001, between Starwood and the Company.

Exhibit 4	Development Agreement, dated as of July 27, 2001, between Starwood and the Company.

Exhibit 5	First Amendment to Development Agreement, dated as of June 20, 2006 (incorporated by reference to Exhibit 1 to Amendment 1 to Schedule 13D filed by Starwood with the Commission on June 20, 2006).

Exhibit 6	Investor Rights Agreement, dated as of July 27, 2001, between Starwood and the Company.

Exhibit 7	Stockholders’ Agreement, dated as of July 27, 2001, between Starwood, the Company nd certain stockholders of the Company.

Exhibit 8	First Amendment to Stockholders’ Agreement, dated as of June 20, 2006, between Starwood, the Company and certain stockholders of the Company (incorporated by reference to Exhibit 2 to Amendment 1 to Schedule 13D filed by Starwood with the Commission on June 20, 2006).